Exhibit 6(b)(1)

INVESTMENT SUBADVISORY AGREEMENT

S & P 500 INDEX PORTFOLIO

THIS AGREEMENT, made this 12th day of December, 2003, is between JEFFERSON PILOT INVESTMENT ADVISORY CORPORATION, a Tennessee corporation with offices at One Granite Place, Concord, New Hampshire, 03301 (the “Investment Manager” or “Manager”), and Mellon Capital Management Corporation, (the “Subadviser”) a Delaware corporation with offices at 595 Market Street, Suite 3000, San Francisco, California 94105.

WITNESSETH:

WHEREAS, Jefferson Pilot Variable Fund, Inc. (the “Fund”) is engaged in business as a diversified open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Fund issues separate classes or series of stock, each of which represents a separate portfolio of investments;

WHEREAS, the Fund’s shareholders are and will be separate accounts maintained by insurance companies for variable life insurance policies and variable annuity contracts under which income, gains, losses, whether or not realized, from assets allocated to such accounts are, in accordance with the policies and contracts, credited to or charged against such accounts without regard to other income, gains, or losses of such insurance companies;

WHEREAS, the Fund has employed the Investment Manager to act as investment manager of the Fund’s S & P 500 Index Portfolio (the “Portfolio”), as set forth in an Investment Management Agreement between the Fund and the Investment Manager dated August 28, 1997, (the “Investment Management Agreement”) pursuant to which it was agreed that the Investment Manager may contract with the Subadviser, or other parties for certain investment management services;

WHEREAS, the Subadviser is engaged in the business of rendering investment advisory services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”);

WHEREAS, the Investment Manager desires to retain the Subadviser to render investment management services 10 the Portfolio in the manner and on the terms hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained the Investment Manager and the Subadviser hereby agree as follows:

1. Appointment of the Subadviser. The Investment Manager hereby appoints the Subadviser to act as an investment subadviser for the Portfolio and to manage the investment and reinvestment of the assets of the Portfolio, subject to the supervision of the Directors of the Fund and the terms and conditions of this Agreement. The Subadviser shall, for all purposes herein, be deemed to be an independent contractor and shall, unless otherwise provided or authorized, have no authority to act for or represent the Fund or the Investment Manager in any way or otherwise be deemed an agent of the Fund or Investment Manager other than in furtherance of its duties and responsibilities as set forth in this Subadvisory Agreement. The Fund will be a parry to any agreement or contract which opens a futures account or options account.

2. Duties of the Subadviser. The Subadviser hereby agrees, subject to the supervision of the Investment Manager and the Board of Directors of the Fund, (1) to act as the Subadviser of the Portfolio, (2) to manage the investment and reinvestment of the assets of the Portfolio for the period and on the terms and conditions set forth in this Agreement, and (3) during the term hereof, to render the services and to assume the obligations herein set forth in return for the compensation provided for herein and to bear all expenses incurred by it in the performance of its services and obligations under this Agreement.

3. Services to be Rendered by the Subadviser to the Fund

A. The Subadviser will manage the investment and reinvestment of the assets of the Portfolio and determine the composition of the assets of the Portfolio, subject always to the direction and supervison of the Directors of the Fund and the lnvestment Manager and in accordance with The provisions of the Fund’s Prospectus and Statement of Additional Information (“SAI”), as amended from time to time. The Subadviser is authorized to invest in financial futures contracts and to cause the assets of the Portfolio to be invested in Mellon Financial Corporation stock consistent with the applicable rules, releases and no-action letters of the Securities and Exchange Commission. In fulfilling its obligations to manage the investment and reinvestment of the assets of the Portfolio, the Subadviser will:

(i) formulate and implement a continuous investment program for the Portfolio consistent with the investment objectives, policies, and restrictions of the Portfolio as stated in the Portfolio’s currently effective Prospectus and SAI, as amended from time to time;

(ii) comply with the requirements of the Investment Company Act and the Advisers Act, and the rules and regulations thereunder, as well as all other federal and state securities laws and regulations applicable to registered investment companies and with any applicable procedures adopted by the Fund and communicated in writing to the Subadviser by the Investment Manager or the Fund;

(iii) comply with the diversification requirements, and the rules and regulations thereunder, set forth in the following: (a) Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), as applicable to regulated investment companies, and (b) Section 817(h) of the Code as applicable to variable contracts;

(iv) implement the investment program for the Portfolio by the purchase and sale of securities, financial futures and other investments authorized under such Portfolio’s currently effective Prospectus and SAI, including the placing of orders for such purchases and sales;

(v) regularly report to the Directors of the Fund and the Investment Manager with respect to the implementation of the investment program and, in addition, provide such statistical information and special reports concerning the Portfolio and/or important developments materially affecting the investments held, or contemplated to be purchased, by the Portfolio, as may reasonably be requested by the Investment Manager or the Directors of the Fund, including attendance at Board of Directors meetings, as reasonably requested, to present such information and reports to the Board, provided that Subadviser shall not be responsible for fund accounting or administration;

(vi) will assist in suggesting methods for determining fair value of certain portfolio securities when market quotations are not readily available for the purpose of calculating the Portfolio’s net asset value in accordance with procedures and methods established by the Directors of the Fund; and

(vii) where practical, establish appropriate interfaces with the Investment Manager in order to provide such Investment Manager with all necessary information reasonably requested by the Investment Manager and required to be provided by Subadviser hereunder.

B. To facilitate the Subadviser’s fulfillment of its obligations under this Agreement, the Investment Manager will undertake the following:

(i) The Investment Manager agrees, on an ongoing basis, to provide the Subadviser with all amendments and supplements to the Fund’s Prospectus and SAI affecting the Portfolio, including changes to the Portfolio’s fundamental and nonfundamental investment policies, before the amendments and supplements become effective. However, amendments and supplements which the Investment Manager reasonably believes could impact on the Subadviser’s ability to manage the Portfolio’s assets shall be provided to the Subadviser prior to filing with SEC;

(ii) The Investment Manager agrees to provide or cause to be provided to the Subadviser such assistance as may be reasonably requested by the Subadviser in connection with its activities pertaining to the Portfolio under this Agreement, including, without limitation, information concerning the Portfolio, its available funds, or funds that may reasonably become available for investment, and information as to the general condition of the Portfolio’s affairs;

(iii) The Investment Manager agrees to provide or cause to be provided to the Subadviser on an ongoing basis, such information as is reasonably requested by the Subadviser for performance by the Subadviser of its obligations under this Agreement, and the Subadviser shall not be in breach of any term of this Agreement or be deemed to have acted negligently if the Investment Manager fails to provide or cause to be provided such requested information and the Subadviser relies on the information most recently furnished to the Subadviser; and

(iv) the Investment Manager will promptly provide the Subadviser with any guidelines and procedures applicable to the Subadviser or the Portfolio adopted from time to time by the Board of Directors of the Fund and agrees to promptly provide the Subadviser copies of all amendments thereto.

C. The Investment Manager represents that neither it, the Fund, or their respective designees or agents, will, without the prior written consent of Subadviser, make representations in any disclosure document, advertisement, sales literature or other promotional material regarding the Subadviser or its affiliates. The Investment Manager shall hold harmless and indemnify the Subadviser against any loss, liability, cost, damage or expense (including reasonable attorneys fees and costs) arising out of any use of any disclosure documents, advertisement, sales literature or other promotional material without prior written consent by the Subadviser.

D. The Subadviser, at its expense, will furnish all necessary investment and management facilities and investment personnel, including salaries, expenses and fees of any personnel, required for it to faithfully perform its duties under this Agreement The Fund or Investment Manager assumes and shall pay all expenses incidental to their respective organization, operation and business not specifically assumed or agreed to be paid by the Subadviser pursuant to this Section D, including, but not limited to, investment adviser fees; any compensation, fees, or reimbursements which the Fund pays to its Directors; compensation of the Fund’s custodian, transfer agent, registrar and dividend disbursing agent; legal, accounting, audit and printing expenses; administrative, clerical, record-keeping and bookkeeping expenses; brokerage commissions and all other expenses in connection with execution of portfolio transactions (including any appropriate commissions paid to the Subadviser or its affiliates for effecting exchange listed, over-the-counter or other securities transactions); interest, all federal, state and local taxes (including stamp, excise, income and franchise taxes) costs of stock certificates and expenses of delivering such certificates to the purchaser thereof; expenses of shareholders’ meetings and of preparing, printing and distributing proxy statements, notices, and reports to shareholders; regulatory authorities; all expenses incurred in complying with all federal and state laws and the laws of any foreign country applicable to the issue, offer, or sale of shares for the Fund, including, but not limited to all costs involved in the registration or qualification of shares of the Fund for sale in any jurisdiction, the costs of portfolio pricing services and systems for compliance with blue sky laws, and all costs involved in preparing, printing and mailing prospectuses and statements of additional information of the Fund; and all fees, dues and other expenses incurred by the Fund in connection with the membership in any trade association or other investment company organization.

E. The Subadviser will select brokers and dealers to effect all portfolio transactions subject to the conditions set form herein (except to the extent such transactions are cross-trades effected in accordance with Rule l7a-7 and such policies or procedures as may be established by the Board of Directors). The Subadviser will place all necessary orders with brokers, dealers, or issuers, and will negotiate brokerage commissions if applicable. The Subadviser is directed at all times to seek to execute brokerage transactions for the Portfolio in accordance with such policies or practices as may be established by the Board of Directors and described in the Fund’s currently effective prospectus and SAI, as amended from time to time. The Investment Manager reserves the right to direct the Subadviser upon written notice not to execute transactions through any particular broker(s) or dealerts), and the Subadviser agrees to comply with such request within ten business days of receiving written notice.

The Subadviser will monitor the use of broker-dealers. Purchase and sale orders will be placed with brokers who are selected by the Subadviser (including affiliates of Subadviser in accordance with Rule 17(e)) as able to achieve “best execution” of such orders. “Best execution” shall mean prompt and reliable execution at the most favorable total cost for the transaction under the circumstances, taking into account the full range and quality of a broker’s services in placing brokerage including, among other things, execution capability, commission rate, financial responsibility and responsiveness to the Subadviser as well as other provisions hereinafter set forth. Whenever the Subadviser places orders, or directs the placement of orders, for the purchase or sale of portfolio securities on behalf of the Portfolio, in selecting brokers or dealers to execute such orders, the Subadviser is expressly authorized to consider the fact that a broker or dealer has furnished statistical, research or other information or services which enhance the Subadviser’s research and portfolio management capability generally, It is further understood in accordance with Section 28(e) of the Securities Exchange Act of 1934, as amended, that the Subadviser may negotiate with and assign to a broker a commission which may exceed the commission which another broker would have charged for effecting the transaction if the Subadviser determines in good faith that the amount of commission charged was reasonable in relation to the value of brokerage and/or research services (as defined in Section 28(e)) provided by such broker, viewed in terms either of the Portfolio or the Subadviser’s overall responsibilities to the Subadviser’s discretionary accounts.

F. On occasions when the Subadviser deems the purchase or sale of a security to be in the best interest of the Portfolio as well as other clients of the Subadviser, the Subadviser to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be purchased or sold to attempt to obtain a more favorable price, lower brokerage commissions or more efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Subadviser in accordance with applicable guidelines approved by the Fund’s Board of Directors and communicated to the Subadviser, or, absent any applicable guidelines in the manner the Subadviser considers to be the most equitable and consistent with its fiduciary obligations to the Portfolio and to its other clients.

The Subadviser may perform its services through any employee, officer or agent of Subadviser and the Investment Manager and the Fund shall not be entitled to the advice, recommendation or judgment of any specific person. Subadviser makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the S & P 500 Index Portfolio or that such Portfolio will perform comparably with any standard or index, including other clients of Subadviser, whether public or private.

G. The Subadviser will maintain, prepare and preserve all accounts, books and records with respect to the Portfolio as are required of an investment adviser of a registered investment company pursuant to the Investment Company Act and Advisers Act and the rules thereunder.

4 Commodity Futures Trading Commission. Investment Manager represents that it is excluded from the definition of a commodity pool operator under CFTC Rule 4.5 and in connection with such exemption has filed a notice of eligibility and will provide Subadviser with a copy of such notice of eligibility.

5 Compensation of the Subadviser. The Investment Manager will pay the Subadviser, with respect to the Portfolio, the compensation specified in Appendix A to this Agreement. Payments shall be made to the Subadviser within the first five business days of each month; however, this advisory fee will be calculated on the daily average value of the Portfolio’s assets and accrued on a daily basis. Solely for the purpose of determining the promptness of payments, payments shall be considered made upon mailing or wiring pursuant to wiring instructions provided by the Subadviser.

6. Non-Exclusivity. The Investment Manager represents and agrees, on behalf of itself and the Fund, that the services of the Subadviser are not to be deemed exclusive and the Subadviser is free to act as investment manager to various investment companies and as fiduciary for other accounts. Subadviser may take action with respect to other clients that may differ from action taken or from the timing or nature of action taken by Subadviser for the Fund.

7. Books and Records. The Subadviser agrees that all books and records which it maintains for the Fund are the Fund’s property, and, in the event of termination of this Agreement for any reason, the Subadviser agrees, upon receipt of a request from Investment Manager or the Fund, promptly to return to the Investment Manager on behalf of the Fund, all records relating to the Portfolio, copies of which may be retained by the Subadviser. The Subadviser also agrees upon request of the investment Manager or the Fund, promptly to surrender the books and records to either party (copies of which may be retained by the Subadviser) or make the books and records available for inspection by representatives of regulatory authorities.

The Subadviser will use records or information obtained under this Agreement only for the purposes contemplated hereby, and will not disclose such records or information in any manner other than as: (i) expressly authorized by the Investment Manager or the Fund; (ii) required by applicable federal or state law, regulation or regulatory authorities; (iii) required by this Agreement or to perform obligations pursuant to this Agreement; or (iv) required by an auditor of Subadviser. The Subadviser will furnish any informational reports requested by any state insurance commissioner and the Investment Manager shall reimburse the Subadviser for its commercially reasonable costs and expenses in complying with any such document request by any state insurance commissioner.

8. Liability. Except as may otherwise be provided by the Investment Company Act, neither the Subadviser nor its officers, directors, employees or agents shall be subject to any liability to the Investment Manager, the Fund or any past or present shareholder of the Fund for any error of judgment, mistake of law or any loss arising out of any investment or other act or omission in the course of, connected with or arising out of, any service to be rendered hereunder, except by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under this Agreement.

The Investment Manager shall hold harmless and indemnify the Subadviser and its officers, directors, employees and agents (the “Covered Parties”) for any loss, liability, cost, damage or expense (including reasonable attorneys fees and costs) arising from any claim or demand by the Fund or any past or present shareholder of the Fund that is not arising from the Covered Parties’ willful misfeasance, bad faith or gross negligence.

Notwithstanding any other provision of this Agreement, the Subadviser shall not be liable for any loss to the Portfolio or the Investment Manager caused by circumstances beyond the Subadviser’s reasonable control including, but not limited to, government restrictions, exchange or market rulings, suspensions of trading, acts of civil or military authority, national emergencies, earthquakes, floods or other catastrophes, acts of God, wars or failures of communication or power supply. In the event of equipment breakdowns caused by circumstances beyond its reasonable control, the Subadviser shall take all commercially reasonable steps necessary to minimize interruptions in the services contemplated under this Agreement.

Federal and state securities laws may impose liabilities under certain circumstances on persons who act in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any right which Investment Manager may have under any applicable laws. This entire Section 8 shall survive the termination of the Agreement.

9. Reliance on Documents. The Board of Directors of the Fund or its officers or agent will provide timely information to the Subadviser regarding such matters as purchases and redemptions of shares in the Portfolio, the cash requirements, and cash available for investment in the Portfolio, and all other information as may be reasonably necessary or appropriate in order for the Subadviser to perform its responsibilities hereunder. The Subadviser has provided the Investment Manager with a copy of its current form ADV and Investment Manager acknowledges that it received a copy of Part II of Form ADV not less than forty-eight (48) hours prior to the date of the execution of this Agreement, as required by Rule 204-3 of the Advisers Act.

The Investment Manager represents that neither it, the Fund, or their respective designees or agents, shall use any material describing or identifying the Subadviser or its affiliates without the prior written consent of the Subadviser. Any materials utilized by the Fund, the Investment Manager or their respective designees or agents which contain information as to the Subadviser and/or its affiliates shall be submitted to the Subadviser for approval prior to use, not less than ten (10) business days before such approval is requested.

The Investment Manager has herewith furnished the Subadviser copies of the Portfolio’s Prospectus and Statement of Additional Information, as currently in effect. The Subadviser will be entitled to rely on all documents and other information furnished to it by the Investment Manager or the Fund, or the representatives of either.

10. Duration and Termination of the Agreement. This Subadvisory Agreement shall become effective as of the date first written above and remain in force until December 12, 2005. Thereafter, it shall continue in effect from year to year, but only so long as such continuance is specifically approved at least annually by (a) the Board of Directors of the Fund, or by the vote of a majority of the outstanding voting securities of the Portfolio, and (b) a majority of those directors who are not parties to this Subadvisory Agreement, not interested persons of any party to this Subadvisory Agreement, cast in person at a meeting called for the purpose of voting on such approval. This Agreement may be terminated, without the payment of any penalty, by the Board of Directors of the Fund, by a vote of a majority of the outstanding shares of the Portfolio, or by the Investment Manager on sixty days’ written notice to the Subadviser, or by the Subadviser on sixty days’ written notice to the Fund or the Investment Manager. Termination by the Board of Directors or by the Investment Manager shall be subject to shareholder approval to the extent legally required. This Agreement shall automatically terminate in the event of its assignment or in the event of termination of the Investment Management Agreement between the Fund and the Investment Manager with respect to the Portfolio.

11. Amendments of the Agreement. Except to the extent permitted by the Investment Company Act or the rules or regulations thereunder or pursuant to any exemptive relief granted by the Securities and Exchange Commission (“SEC”), this Agreement may be amended by the parties only if such amendment, if material, is specifically approved by the vote of a majority of the outstanding voting securities of the Portfolio (unless such approval is not required by Section 15 of the Investment Company Act as interpreted by the SEC or its staff) and by the vote of a majority of the independent directors cast in person at a meeting called for the purpose of voting on such approval. The required shareholder approval shall be effective with respect to the Portfolio if a majority of the outstanding voting securities of the Portfolio vote to approve the amendment, notwithstanding that amendment may not have been approved by a majority of the outstanding voting securities of any other portfolio affected by the amendment or all the portfolios of the Fund.

12. Definitions. The terms “assignment”, “interested person”, and “majority of the outstanding voting securities”, when used in this Agreement, shall have the respective meaning specified under the Investment Company Act and the rules thereunder.

13. Notices. Any notice that is required to be given by the parties to each other under the terms of this Agreement shall be given in writing, delivered, or mailed postpaid to the other party, or transmitted by facsimile with acknowledgment of receipt, to the parties at the following addresses or facsimile numbers, which may from time to time be changed by the parties by notice to the other parties:

(a)	If to the Subadviser:

Mellon Capital Management Corporation
595 Market Street, Suite 3000
San Francisco, CA 94105
Attn: Legal Department
Facsimile: 415-777-5699

(b)	If to the Investment Manager:

Jefferson Pilot Investment Advisory Corporation
One Granite Place
Concord, NH 03301
Attn: Ronald Angarella
Facsimile (603) 224-1691

14. Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of New Hampshire as at the time in effect and the applicable provisions of the Investment Company Act or other federal laws and regulations which may be applicable. To the extent that the applicable law of the State of New Hampshire or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act or other federal laws and regulations which may be applicable, the latter shall control.

15. Proxies. Unless the Investment Manager or the Fund notifies the Subadviser in writing that it will retain the right to vote all proxies, the Subadviser shall vote all proxies solicited by or with respect to the issuers of securities in which assets of the Portfolio may be invested in a manner which best serves the interests of the Portfolio’s shareholders. The Subadviser shall use its best good faith judgment to vote such proxies in a manner which best serves the interests of the Portfolio’s shareholders. The Subadviser, or its agent, shall maintain a record of how the Subadviser voted and such record shall be available to the Investment Manager or Fund upon request.

16. Custody of Assets. Subadviser shall at no time have the right to physically possess the assets of the Portfolio or have the assets registered in its own name or the name of its nominee, nor shall Subadviser in any manner acquire or become possessed of any income, whether in kind or cash, or proceeds, whether in kind or cash, distributable by reason of selling, holding or controlling such assets of the Portfolio. In accordance with the preceding sentence, Subadviser shall have no responsibility with respect to the collection of income, physical acquisition or the safekeeping of the assets of the Portfolio. All such duties of collection, physical acquisition and safekeeping shall be the sole obligation of the custodian.

17. Use of Subadviser’s Name. The Investment Manager represents that neither it, the Fund, or any affiliate or agent thereof shall make reference to or use the name, and any derivative thereof or logo associated with that name, of the Subadviser or any of its affiliates in any advertising or promotional materials without the prior written approval of the Subadviser, which approval shall not be unreasonably withheld or delayed. Upon termination of this Agreement, the Investment Manager and the Fund shall forthwith cease to use such names (or derivatives or logos) as soon as reasonably practicable.

18. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties with respect to the Portfolio.

19. Headings. The headings in the sections of this Agreement are inserted for convenience of reference only and shall not constitute a part hereof.

20. Severability. Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.

21. Counterparts. This Agreement may be executed in counterparts, including via facsimile, each of which shall be deemed an original for all purposes, including judicial proof of the terms hereof, and all of which taken together shall constitute and be deemed one and the same agreement.

JEFFERSON PILOT INVESTMENT ADVISORY CORPORATION

ATTEST:		BY:
TITLE:	Secretary	TITLE:	President

MELLON CAPITAL MANAGEMENT CORPORATION

ATTEST:		BY:
TITLE:	Assistant Vice President, Client Service	TITLE:
Barbara Daugherty Managing Director Client Service and Marketing Communications

Appendix A

SCHEDULE A

INVESTMENT SUBADVISORY FEES

ILLEGIBLE	ILLEGIBLE
Money Market Portfolio Massachusetts Financial Services	.30% of first $200 Million .25% over $200 Million

Strategic Growth Portfolio T. Rowe Price Associates, Inc.	.40%

High Yield Bond Portfolio Massachusetts Financial Services	.40%

Growth Portfolio Strong	.60% of first $25 Million .50% of next $75 Million .40% of the next $50 Million .30% over $150 Million

Value Portfolio Credit Suisse	.50%

World Growth Stock Portfolio Templeton Investment Counsel, Inc.	.50% of first $200 Million .45% of next $1.1 Billion .40% over $1.3 Billion

International Equity Portfolio Marsico Capital Management	.50%

Capital Growth Portfolio Janus Capital Corporation	.55% of first $100 Million .50% of next $400 Million .45% over $500 Million

Balanced Portfolio Janus Capital Corporation	.55% of first $100 Million .50% of next $400 Million .45% over $500 Million

Small Company Portfolio Lord Abbett & Company	.50% of first $200 Million .45% of next $1.1 Billion .40% over $1.3 Billion

S & P 500 Index Portfolio Mellon Capital Management Corporation	.05% of first $500 Million .025% of next $500 Million .01% over $1 Billion minimum annual fee of $100,000

SCHEDULE A

INVESTMENT SUBADVISORY FEES

ILLEGIBLE	ILLEGIBLE
Small-Cap Value Portfolio Dalton, Greiner, Hartman, Maher & Co.	1 .00% of first $40 Million .75% of next $20 Million .50% over $60 Million

Mid-Cap Growth Portfolio Turner Investment Partners, Inc.	.60% of first $25 Million .55% of next $50 Million .50% over $75 Million

Mid-Cap Value Portfolio Wellington Management Co.	.75% of first $25 Million .65% of next $25 Million .55% of the next $50 Million .45% over $100 Million